

March 20, 2009

By Facsimile and U.S. Mail

Mr. Richard G. Stifel
Chief Financial Officer
Big Cat Energy Corporation
201 W. Lakeway, Ste. 1000
Gillette, WY 82718

> **Re: Big Cat Energy Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed July 29, 2008**
> **Response Letter Dated March 12, 2009**
> **File No. 001-13515**

Dear Mr. Stifel:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 12, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 9A(T). Controls and Procedures, page 36

1.   We note from your response to our prior comment number two that you will amend your filing to indicate that your disclosure controls and procedures were effective at April 30, 2008. In light of the fact that a material weakness existed "in that it does not have a sufficient complement of personnel with appropriate training and experience to evaluate highly complex and/or unusual transactions under generally accepted accounting principles and Securities and Exchange Commission's accounting interpretations," please disclose in reasonable detail the basis for officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

If you continue to believe your disclosure controls and procedures at April 30, 2008 were effective, please explain to us how you are able to support that conclusion given the definition of disclosure controls and procedures. Alternatively, please ensure your amended 10-K discloses management's conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

To the extent your management concludes that your disclosure controls and procedures were not effective, please expand your disclosure to identify the events, facts and circumstances surrounding your ineffectiveness as well as the procedures implemented, or intended to be implemented, subsequent to April 30, 2008, which are intended to remediate the causes of your disclosure controls and procedures ineffectiveness. Your disclosure should include remediation procedures that are specific and actionable, rather than general in nature.

Based on your response to this comment, we may have further comment on the disclosure in your quarterly filings.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief